Exhibit 99.1

500.com Limited Announces Unaudited Financial Results For the Third Quarter of 2017

SHENZHEN, China, November 14, 2017—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the third quarter ended September 30, 2017.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate revenue from sports lottery sales in the third quarter of 2017.

Investment in The Multi Group Ltd

On July 17, 2017, the Company purchased 93.0% of the equity interest of The Multi Group Ltd (“The Multi Group”) through 500.com limited for a total consideration of approximately EUR49.8 million and consolidated it in the third quarter of 2017. The Multi Group engages in operating Multilotto.com (“Multilotto”) which is considered one of the top online lottery betting and online casino platforms in the Nordic countries where it holds substantial market share. Operating under a Curacao e-Gaming license, Multilotto has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. The Multi Group was also granted remote gambling licenses from Malta, remote operating licenses from the UK and a remote bookmaker's license from Ireland, which will further strengthen its market position and ability to rapidly expand into new geographic regions.

Third Quarter 2017 Highlights

•	Net revenues were RMB43.2 million (US$6.5 million), compared with RMB19.3 million for the second quarter of 2017, and nil for the third quarter of 2016.

•	Operating loss was RMB74.4 million (US$11.2 million), compared with operating loss of RMB69.5 million for the second quarter of 2017, and operating loss of RMB81.6 million for the third quarter of 2016.

•	Non-GAAP[1] operating loss was RMB61.0 million (US$9.2 million), compared with non-GAAP operating loss of RMB43.7 million for the second quarter of 2017, and non-GAAP operating loss of RMB48.3 million for the third quarter of 2016.

•	Net loss attributable to 500.com was RMB72.2 million (US$10.9 million), compared with net loss attributable to 500.com of RMB52.6 million for the second quarter of 2017, and net loss attributable to 500.com of RMB75.3 million for the third quarter of 2016.

•	Non-GAAP net loss attributable to 500.com was RMB58.8 million (US$8.8 million), compared with non-GAAP net loss attributable to 500.com of RMB26.8 million for the second quarter of 2017, and non-GAAP net loss attributable to 500.com of RMB41.9 million for the third quarter of 2016.

•	Basic and diluted losses per ADS were RMB1.77 and RMB1.77, respectively.

•	Non-GAAP basic and diluted losses per ADS were RMB1.44 and RMB1.44, respectively.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

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Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial results for the third quarter of 2017. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes that it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

“As part of our efforts to expand the scope of our business and diversify our revenue streams, we launched a sports information and mobile gaming business during the fourth quarter of 2016, which has generated steady revenue growth. We also acquired approximately 40.65% of the issued share capital of Loto Interactive Limited (formerly known as “Melcolot Limited”) in the second quarter of 2017 and 93.0% of the equity shares of The Multi Group Ltd in the third quarter of 2017. We believe that these new businesses and strategic acquisitions will create strong synergies with our existing operation platform.”

Third Quarter 2017 Financial Results

Net Revenues

Net revenues were RMB43.2 million (US$6.5 million), representing a significant increase from nil for the third quarter of 2016 and a significant increase of 123.8% from RMB19.3 million for the second quarter of 2017. Net revenues generated from mobile gaming and sports information services were RMB20.7 million, accounting for 47.9% of net revenues during the third quarter of 2017. Net revenues generated from online lottery betting and online casino platforms in the Nordic countries through The Multi Group from July 17 to November 30, 2017 were RMB22.5 million (EUR3.0 million), accounting for 52.1% of net revenues during the third quarter of 2017.

Operating Expenses

Operating expenses were RMB117.5 million (US$17.7 million), representing a 42.6% increase from RMB82.4 million during the third quarter of 2016, and a 31.0% increase from RMB89.7 million during the second quarter of 2017. The year-over-year increase was mainly due to the consolidation of The Multi Group’s operating expenses of RMB20.7 million (EUR2.7 million) from July 17 to September 30, 2017, Qufan’s operating expenses of RMB6.5 million for the third quarter of 2017, increases in depreciation and amortization associated with acquired intangible assets of RMB9.5 million, consulting expenses of RMB8.9 million associated with the acquisitions, salary expenses of RMB5.0 million and marketing expenses of RMB3.5 million relating to our mobile gaming business and sports information services, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB19.9 million. The sequential increase was mainly due to the consolidation of The Multi Group’s operating expenses of RMB20.7 million (EUR2.7 million) from July 17 to September 30, 2017, increases in consulting expenses of RMB14.6 million associated with the acquisitions and depreciation and amortization associated with acquired intangible assets of RMB6.2 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB12.4 million.

Cost of services was RMB19.9 million (US$3.0 million), representing a 610.7% increase from RMB2.8 million during the third quarter of 2016, and a 249.1% increase from RMB5.7 million during the second quarter of 2017. The year-over-year increase was mainly attributable to increases in amortization associated with acquired intangible assets of RMB9.5 million, insurance costs associated with online lottery betting from newly acquired business of RMB3.3 million, platform service fees of RMB2.6 million and account handling expenses related to the Company’s mobile distribution channels of RMB1.5 million. The sequential increase was mainly attributable to increases in amortization associated with acquired intangible assets of RMB6.2 million, insurance costs associated with online lottery betting from newly acquired business of RMB3.3 million, platform service fees of RMB2.2 million and account handling expenses related to the Company’s mobile distribution channels of RMB1.2 million.

Sales and marketing expenses were RMB21.3 million (US$3.2 million), representing a 166.3% increase from RMB8.0 million during the third quarter of 2016, and a 41.1% increase from RMB15.1 million during the second quarter of 2017. The year-over-year increase was mainly attributable to increases in marketing and promotional expenses relating to mobile gaming, sports information services and online lottery betting of RMB12.9 million and salary expenses of RMB1.4 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.1 million. The sequential increase was mainly attributable to an increase in marketing and promotional expenses relating to online lottery betting of RMB6.8 million, which was partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB0.6 million.

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General and administrative expenses were RMB60.9 million (US$9.2 million), representing a 7.4% increase from RMB56.7 million during the third quarter of 2016, and a 14.3% increase from RMB53.3 million during the second quarter of 2017. The year-over-year increase was mainly attributable to increases in consulting expenses of RMB10.2 million associated with the acquisitions including the consolidation of The Multi Group of RMB1.3 million (EUR0.2 million), salary expenses of RMB6.3 million for those acquisitions and rental expenses of RMB3.3 million for the Company’s new office, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB16.3 million. The sequential increase was mainly attributable to increases in consulting expenses of RMB16.0 million associated with the acquisitions including the consolidation of The Multi Group of RMB1.3 million (EUR0.2 million), salary expenses of RMB4.2 million for the new acquisition and conference expenses of RMB0.6 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB11.5 million. In addition, a bad debt provision of RMB2.3 million provided for other receivables during the second quarter of 2017 was made, while no such provision was recorded during the third quarter of 2017.

Service development expenses were RMB15.5 million (US$2.3 million), representing a 3.3% increase from RMB15.0 million during the third quarter of 2016, and a 0.6% decrease from RMB15.6 million during the second quarter of 2017.

Operating Loss

Operating loss was RMB74.4 million (US$11.2 million), compared with operating loss of RMB81.6 million during the third quarter of 2016, and operating loss of RMB69.5 million during the second quarter of 2017, respectively.

Non-GAAP operating loss was RMB61.0 million (US$9.2 million), compared with non-GAAP operating loss of RMB48.3 million during the third quarter of 2016, and non-GAAP operating loss of RMB43.7 million during the second quarter of 2017, respectively.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB72.2 million (US$10.9 million), compared with net loss attributable to 500.com of RMB75.3 million during the third quarter of 2016, and net loss attributable to 500.com of RMB52.6 million during the second quarter of 2017, respectively. The sequential increase was mainly due to an increase in operating expenses of RMB27.8 million and a reversal of uncertain tax liabilities of RMB18.6 million during the second quarter of 2017, while there was no such uncertain tax liabilities reversal during the third quarter of 2017. These increases were partially offset by an increase in revenues of RMB23.9 million including revenues generated from online lottery betting and online casino platforms of RMB22.5 million (EUR3.0 million) during the third quarter of 2017.

Non-GAAP net loss attributable to 500.com was RMB58.8 million (US$8.8 million), compared with non-GAAP net loss attributable to 500.com of RMB41.9 million during the third quarter of 2016, and non-GAAP net loss attributable to 500.com of RMB26.8 million during the second quarter of 2017, respectively.

Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of September 30, 2017, the Company had cash and cash equivalents of RMB608.8 million (US$91.5 million), restricted cash1 of RMB2.2 million (US$0.3 million) and short-term investments of RMB115.0 million (US$17.3 million), compared with cash and cash equivalents of RMB606.1 million, restricted cash of RMB439.0 million, and short-term investments of RMB115.0 million as of June 30, 2017.

Prepayments and Other Current Assets

As of September 30, 2017, the balance of prepayment and other current assets was RMB69.5 million (US$10.4 million), compared with RMB45.8 million as of June 30, 2017. The balance as of September 30, 2017 mainly included: (i) the current portion of deferred expenses of RMB30.7 million (US$4.6 million); (ii) receivables of deposits of RMB17.5 million (US$2.6 million); (iii) receivables from third party payment service providers of RMB4.5 million (US$0.7 million); and (iv) other receivables of RMB16.8 million (US$2.5 million).

1 Restricted cash represents government grants received but pending for final clearance.

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Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6533 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 29, 2017 and all translations from Renminbi to EUR were made at the exchange rate of RMB7.6148 to EUR1.00, as set forth in the statistical release of State Administration of Foreign Exchange with the average exchange rate at the end of each month from January 2017 to September 2017.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),except for number of shares)

	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	673,102	608,756	91,497
Restricted cash	3,704	2,234	336
Time deposits	804,692	-	-
Short-term investments	100,000	115,000	17,285
Prepayments and other current assets	125,534	69,539	10,451
Total current assets	1,707,032	795,529	119,569

Non-current assets:
Property and equipment, net	53,935	92,226	13,862
Intangible assets, net	61,547	300,493	45,165
Deposits	5,810	5,824	875
Long-term investments	85,459	381,243	57,301
Other non-current assets	2,671	5,576	838
Goodwill	160,438	262,710	39,486
Total non-current assets	369,860	1,048,072	157,527

TOTAL ASSETS	2,076,892	1,843,601	277,096

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	16,270	4,449	669
Accrued expenses and other current liabilities	184,155	132,432	19,905
Income tax payable	9,050	3,142	472
Total current liabilities	209,475	140,023	21,046

Non-current liabilities:
Long-term payables	44,472	27,859	4,187
Deferred tax liabilities	14,902	20,353	3,059
Total non-current liabilities	59,374	48,212	7,246

Total liabilities	268,849	188,235	28,292

Redeemable noncontrolling interest	-	22,389	3,365

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2016 and September 30, 2017; 335,494,792 and 333,651,882 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively	115	115	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2016 and September 30, 2017; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively	28	28	4
Additional paid-in capital	2,198,385	2,271,304	341,380
Treasury shares	(123,258)	(143,780)	(21,610)
Accumulated deficit	(538,328)	(725,504)	(109,044)

Accumulated other comprehensive income	172,589	126,610	19,030
Total 500.com Limited shareholders’ equity	1,709,531	1,528,773	229,777
Noncontrolling interests	98,512	104,204	15,662
Total shareholders' equity	1,808,043	1,632,977	245,439

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,076,892	1,843,601	277,096

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500.com Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	-	19,315	43,175	6,489

Operating costs and expenses:
Cost of services	(2,752)	(5,691)	(19,870)	(2,986)
Sales and marketing	(7,971)	(15,057)	(21,298)	(3,201)
General and administrative	(56,699)	(53,344)	(60,884)	(9,151)
Service development expenses	(14,995)	(15,565)	(15,490)	(2,328)
Total operating expenses	(82,417)	(89,657)	(117,542)	(17,666)
Other operating income	352	35	523	79
Government grant	717	3,893	397	60
Other operating expense	(297)	(3,093)	(969)	(146)
Operating loss	(81,645)	(69,507)	(74,416)	(11,184)
Others,net	-	(4,751)	8	1
Interest income	7,986	5,039	4,444	668
Loss from equity method investments	(63)	(591)	(119)	(18)
Changes in fair value of contingent considerations	-	(622)	(640)	(96)
Loss before income tax	(73,722)	(70,432)	(70,723)	(10,629)
Income tax (expense) benefit	(1,545)	20,706	(1,233)	(185)
Net loss	(75,267)	(49,726)	(71,956)	(10,814)
Less: Net income attributable to the non-controlling interests	-	2,899	276	41
Net loss attributable to 500.com Limited	(75,267)	(52,625)	(72,232)	(10,855)
Other comprehensive income (loss)
Foreign currency translation gain (loss)	8,655	(21,448)	(16,669)	(2,505)
Change in fair value of available for sale securities	1,207	(2,700)	-	-
Other comprehensive income (loss), net of tax	9,862	(24,148)	(16,669)	(2,505)
Comprehensive loss	(65,405)	(73,874)	(88,625)	(13,319)
Less: Comprehensive income attributable to noncontrolling interests	-	2,899	460	69
Comprehensive loss attributable to 500.com Limited	(65,405)	(76,773)	(89,085)	(13,388)

Losses per share attributable to 500.com Limited
Basic	(0.18)	(0.13)	(0.18)	(0.03)
Diluted	(0.18)	(0.13)	(0.18)	(0.03)
Losses per ADS* attributable to 500.com Limited
Basic	(1.82)	(1.29)	(1.77)	(0.27)
Diluted	(1.82)	(1.29)	(1.77)	(0.27)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	414,412,535	408,079,914	407,742,917	407,742,917
Diluted	414,412,535	408,079,914	407,742,917	407,742,917

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss	(81,645)	(69,507)	(74,416)	(11,184)
Adjustment for share-based compensation expenses	33,325	25,842	13,404	2,015
Adjusted operating loss (non-GAAP)	(48,320)	(43,665)	(61,012)	(9,169)

Net loss attributable to 500.com Limited	(75,267)	(52,625)	(72,232)	(10,855)
Adjustment for share-based compensation expenses	33,325	25,842	13,404	2,015
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(41,942)	(26,783)	(58,828)	(8,840)

Losses per share attributable to 500.com Limited (non-GAAP)
Basic	(0.10)	(0.07)	(0.14)	(0.02)
Diluted	(0.10)	(0.07)	(0.14)	(0.02)
Losses per ADS* attributable to 500.com Limited (non-GAAP)
Basic	(1.01)	(0.66)	(1.44)	(0.22)
Diluted	(1.01)	(0.66)	(1.44)	(0.22)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	414,412,535	408,079,914	407,742,917	407,742,917
Diluted	414,412,535	408,079,914	407,742,917	407,742,917

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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